

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2010

Charles L. Kelly
Chief Financial Officer
 & Corporate Secretary
Medical Action Industries Inc.
500 Expressway Drive South
Brentwood, New York 11717

> **Re: Medical Action Industries Inc.**
> **Form 10-K for the Year Ended March 31, 2010**
> **Filed June 2, 2010**
> **Form 8-K/A dated October 26, 2010**
> **File No. 000-13251**

Dear Mr. Kelly:

We have reviewed your letter dated October 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Report of Independent Registered Public Accounting Firm, page 66

1.   Refer to our prior comment 2. As we requested please amend this filing to provide audit reports and consents which are signed by your independent auditor.

Management's Annual Report on Internal Control Over Financial Reporting, page 67

2.   As we requested in our prior comment 3, please amend your Form 10-K to include a statement disclosing your management's conclusion on whether your internal control over financial reporting was effective or was not effective as of March 31, 2010

<u>Item 11 – Executive Compensation, page 71</u>

3.   Please expand your response to prior comment 6 to clarify whether the dollar values included in the stock option awards column of the director compensation table represent the aggregate grant date fair value of the awards.

4.   Given your response to prior comment 11, please tell us, with a view toward amended disclosure, whether the dollar values in the options award column of the summary compensation table represent the aggregate grant date fair value of the awards or the expense recognized for financial statement reporting purposes. In this regard, we note that although note 2 indicates the grant date fair value of awards of restricted stock is reported, your response regarding the inaccuracy of the table indicates that the amounts represent the expense you recognized.

<u>Form 8-K/A dated October 26, 2010</u>

<u>Exhibit 99.1</u>

5.   Please revise this filing to include an audited balance sheet as of March 31, 2010 for AVID Medical.   Refer to the guidance at Rule 3-05(b)(4)(iv) of Regulation S-X.

<u>Exhibit 99.3</u>

6.   Reference is made to the pro forma adjustments herein as described in Notes 2 and 3. Please revise the pro forma financial statements to present the pro forma adjustments gross instead of the net amounts currently presented. Also, please cross-reference each pro forma adjustment to a footnote that clearly describes the transaction reflected and the assumptions involved. For example, even though it is cross-referenced to adjustments (a),(b) and (d) in Note 3, we are unable to determine how you calculated the long-term debt adjustment of $61,948,000 in your pro forma balance sheet. We are also unable to determine how the adjustments (a) through (i) in your annual and interim pro forma operating statements cross-reference to and are explained by the information in the referenced Note 3 information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

for

Jeff Jaramillo
Accounting Branch Chief